# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Haverty Furniture Companies, Inc., CIK 0000216085
CUSIP: 419596101
Title of class of securities: Common Stock, par value $1
Address of issuer's principal executive offices: 780 Johnson Ferry Road, Suite 800, Atlanta, Georgia (GA), 30342
Date of event which requires filing of this statement: 06/17/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001019273

## Reporting persons
- BURTON PARTNERSHIP L P: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 628,255; shared voting power 0; sole dispositive power 628,255; shared dispositive power 0; aggregate amount beneficially owned 628,255 (4.4% of the class)
- Donald W. Burton Revocable Trust of 2018, General Partner: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 628,255; shared voting power 0; sole dispositive power 628,255; shared dispositive power 0; aggregate amount beneficially owned 628,255 (4.4% of the class)
- Campbell T. Burton, Trustee of General Partner: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 628,255; shared voting power 0; sole dispositive power 628,255; shared dispositive power 0; aggregate amount beneficially owned 628,255 (4.4% of the class)

## Item 1. Issuer
Name of issuer: Haverty Furniture Companies, Inc.
Address of issuer's principal executive offices: 780 Johnson Ferry Road Suite 800 Atlanta, GA 30342

## Item 2. Person Filing
Name of person filing:
BURTON PARTNERSHIP L P
Donald W. Burton Revocable Trust of 2018, General Partner
Campbell T. Burton, Trustee of General Partner
Address of principal business office or, if none, residence:
614 West Bay Street
Tampa, FL 33606
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 628,255
Percent of class: 4.4%
Sole power to vote or to direct the vote: 628,255
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 628,255
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under _ 240.14a-11240.14.,A.-11.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- BURTON PARTNERSHIP L P: /s/ Campbell T. Burton, Trustee of Donald W. Burton Revocable Trust of 2018, General Partner (07/17/2026)
- Donald W. Burton Revocable Trust of 2018, General Partner: /s/ Campbell T. Burton, Trustee (07/17/2026)
- Campbell T. Burton, Trustee of General Partner: /s/ Campbell T. Burton, Campbell T. Burton (07/17/2026)